EXHIBIT 11

Mediware Information Systems, Inc.

Computation of Net Earnings Per Share

(in thousands, except for earnings per share)

	Three Months Ended
	September 30,
	2012	2011

Basic Earnings Per Share

Net earnings	$801	$1,493

Weighted-average Common Shares:

Basic Shares Outstanding	8,325	8,114

Basic Earnings Per Share	$0.10	$0.18

Diluted Earnings Per Share

Net earnings	$801	$1,493

Weighted-average Common Shares:

Outstanding	8,325	8,114

Stock Options	179	117

Restricted Stock	62	63

Diluted Shares Outstanding	8,566	8,294

Diluted Earnings Per Share	$0.09	$0.18